EXHIBIT 99.1

POET Technologies Announces Acceleration of Warrants

TORONTO, Feb. 10, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, announces today that the expiry date of all common share purchase warrants of the Corporation (the "Warrants") that were issued on February 11, 2021, is being accelerated to 30 days (the "Warrant Acceleration") in accordance with the terms of the warrant indenture governing the Warrants dated February 11, 2021, as amended and supplemented (the "Warrant Indenture").

Pursuant to the terms of the Warrant Indenture and as required by the policies of the TSX Venture Exchange (the "Exchange"), the Warrant Acceleration is automatically triggered in the event the daily volume weighted average trading price of the common shares of the Corporation ("Common Shares") on the Exchange is equal to or greater than $4.89 per Common Shares for at least 10 consecutive trading days.

As of the close of markets on February 3, 2023, the daily volume weighted average trading price of the Common Shares on the Exchange has exceeded $4.89 per Common Share for at least 10 consecutive trading days. Accordingly, the expiry date of all unexercised Warrants has been accelerated such that all Warrants will expire at 5:00 p.m. (Toronto time) on March 10, 2023 (being 30 calendar day following the triggering of the Warrant Acceleration).

As of February 3, 2023, approximately 1,478,203 Warrants remain unexercised. Each Warrant is exercisable to acquire one Common Share at an exercise price of $4.25 per Common Share.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET's Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations with respect to the performance of Corporation's technology. Actual results could differ materially due to a number of factors, including, without limitation, failure of its products to meet management's performance requirements or expectations. Although the Corporation believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

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